SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission File Number 000-51331

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BankFinancial and Subsidiaries Associate Investment Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BankFinancial Corporation

15W060 North Frontage Road

Burr Ridge, Illinois 60527

BANKFINANCIAL AND SUBSIDIARIES

ASSOCIATE INVESTMENT PLAN

Burr Ridge, Illinois

FINANCIAL STATEMENTS

December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

BankFinancial and Subsidiaries

    Associate Investment Plan

Burr Ridge, Illinois

We have audited the accompanying statements of net assets available for benefits of BankFinancial and Subsidiaries Associate Investment Plan (“the Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC Crowe Chizek and Company LLC

Oak Brook, Illinois

June 16, 2006

1.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

	2005	2004
ASSETS
Investments (Note 4)	$16,430,167	$11,930,113

NET ASSETS AVAILABLE FOR BENEFITS	$16,430,167	$11,930,113

See accompanying notes to financial statements.

2.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2005

Additions to net assets attributed to:
Investment income (Note 4)
Net appreciation in fair value of investments	$2,379,736
Interest and dividends	104,596

2,484,332
Contributions:
Employer	730,324
Participant salary deferrals	1,014,529
Participant rollovers	862,652

2,607,505

Total additions	5,091,837

Deductions from net assets attributed to:
Benefits paid to participants	588,083
Administrative expenses	3,700

Total deductions	591,783

Net increase	4,500,054

Net assets available for benefits
Beginning of year	11,930,113

End of year	$16,430,167

See accompanying notes to financial statements.

3.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN

The following description of the BankFinancial and Subsidiaries Associate Investment Plan (“the Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of BankFinancial, F.S.B. (“the Bank”) and its subsidiaries who are 21 years of age or older and have completed six months of service. This plan, as amended, was adopted by the Bank on July 1, 1993. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility: Employees become eligible to participate in the Plan on the first day of any quarter of any plan year coincident with or next following the date that they have met the eligibility requirements.

Contributions: The Plan is a contributory 401(k) savings plan funded by employee and employer contributions. Each participant may elect to contribute up to 50% of pretax compensation, subject to the limits established by the Internal Revenue Code. Employer contributions consist of a discretionary matching contribution subject to a limitation of 5% of the participant’s eligible compensation and a discretionary profit sharing contribution. The Bank provided a dollar-for-dollar match subject to the above-mentioned limitation for the plan year ended December 31, 2005. No additional discretionary contribution was made for the year ended December 31, 2005.

Administrative Expenses: Any expenses incurred for the administration and audit of the Plan not paid by the Bank may be paid out of the Plan’s assets.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Bank’s matching and profit sharing contributions, (b) the Plan’s earnings, (c) forfeitures of terminated participants’ nonvested profit sharing contributions and charged with an allocation of administrative expenses. Allocations are based on participant earnings, contributions, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Investment Elections: Participants direct the investment of their account balance into various investment options offered by the Plan. The Plan currently offers ten funds as investment options for participants. Additionally, effective June 1, 2005, the Plan offered an investment in BankFinancial Corporation common stock as an option.

(Continued)

4.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service as follows:

Years	Vested Percent
1	0
2	25
3	50
4	75
5	100

Forfeitures: Forfeitures attributable to employer matching contributions are used to reduce future Employer matching contributions. Forfeitures attributable to employer profit sharing contributions are added to any employer discretionary profit sharing contributions and are allocated to participants in the same manner as the employer discretionary profit sharing contribution. As of December 31, 2005 and 2004, there was $73,839 and $52,588 respectively, in forfeited nonvested accounts.

Payment of Benefits: Participants are not eligible to receive benefit payments until employment is terminated or they attain the age 59 1/2. When the participant’s vested balance is $5,000 or less, the benefit is distributed in a lump-sum payment. Participants with a balance in excess of this figure may postpone the lump-sum payment of benefits until reaching the age of 70 1/2.

Loan Provisions: The Plan provides that participants can borrow funds against their account balances limited to the lesser of $50,000 or 50% of their vested account balance, subject to a minimum loan of $1,000.

Hardship Withdrawals: The Plan provides that participants can withdraw rollover contributions and earnings thereon and salary deferral contributions, but not the earnings thereon, for reasons of financial hardship, as defined. Individual salary deferral contributions are prohibited for a six-month period after such hardship withdrawal.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The policies and principles which significantly affect the determination of net assets and changes in net assets are summarized below.

Accounting Method: The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with US generally accepted accounting principles.

(Continued)

5.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Investments traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Interests in pooled separate accounts are valued at the net asset value of shares held by the Plan at year end. In 1995, the Plan entered into a non-benefit-responsive investment contract with Aetna Life Insurance and Annuity Company, which has since been acquired by ING Life Insurance and Annuity Company (“ING”). Transfers or surrenders out of the contract prior to the maturity date are subject to a market value adjustment. Non-benefit responsive contracts are included in the financial statements at estimated fair value. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties: The Plan provides for certain investment options including pooled separate accounts, employer stock and a guaranteed investment contract. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances. As of December 31, 2005, 41.02% of the Plan’s net assets were invested in shares of BankFinancial Corporation Common Stock.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

(Continued)

6.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the fair value of the Plan’s net assets:

	December 31,
	2005	2004
BankFinancial Corporation Common Stock	$6,739,500	$—

Interest in pooled separate accounts
ING Van Kampen Equity and Income Account	*	693,321
ING T. Rowe Price Dividend Mid Cap Growth Account	*	819,005
ING VP Growth and Income Account	922,811	1,233,546
ING VP Money Market Account	1,362,377	2,481,289
ING VP Bond Account	*	974,568
ING UBS US Large Cap Equity Account	*	737,589
Fidelity VIP Growth Account	1,059,039	1,264,569
AIM VI Core Equity Account	*	622,417

Investment contract with insurance company
ING Fixed Account with ING Life Insurance and Annuity Company	$2,656,761	$2,461,140

*	Did not exceed 5% threshold.

During the year ended December 31, 2005, the Plan’s investments (including investments bought and sold, as well as held, during the period) appreciated in value as follows:

BankFinancial Corporation Common stock	$2,123,216
Pooled separate accounts	256,520

$2,379,736

During the year ended December 31, 2005, the Plan’s investment contract with ING and participant loans generated interest income of $104,596.

(Continued)

7.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Certain plan investments are units of pooled separate accounts and general accounts issued by ING. ING is the custodian of the Plan, and therefore, these investments qualify as party-in-interest investments. The Plan also held party-in-interest investments in the form of participant loans.

At December 31, 2005, the plan held 459,094 shares of BankFinancial Corporation common stock in the BankFinancial Corporation Common Stock Fund. There were no dividends received on these shares in 2005.

NOTE 6 - TAX STATUS

The Plan is relying on a favorable opinion letter dated September 4, 2001 issued to Sun Guard Corbel, Inc., the plan document sponsor. The Plan is not required to file for an individual determination letter because of the opinion letter received from the Internal Revenue Service. Although the Plan has been amended since receiving favorable opinion, the plan administrator believes that the Plan is designed and is being operated in accordance with the applicable requirements of the Internal Revenue Code.

NOTE 7 - SUBSEQUENT EVENTS

Effective March 15, 2006, the Board of Directors of BankFinancial, FSB unanimously consented to remove ING National Trust and appoint Principal Life Insurance Company as the Plan’s trustee and custodian. As a result, certain investment options have changed accordingly.

Effective April 5, 2006, BankFinancial Corporation completed its acquisition of University National Bank. As a result, the Plan has been amended to allow employees of University National Bank to participate in the Plan immediately.

8.

SUPPLEMENTAL SCHEDULE

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Name of Plan Sponsor: BankFinancial, F.S.B.

Employer Identification Number: 36-1570375

Three-Digit Plan Number: 003

(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	Current Value
* BankFinancial Corporation	Common Stock	#	$6,739,500

Insurance company pooled separate accounts:
* ING Life Insurance and Annuity Company	ING VP Money Market Account	#	1,362,377
* ING Life Insurance and Annuity Company	ING VP Bond Account	#	724,472
* ING Life Insurance and Annuity Company	UBS US Large Cap Equity Account	#	662,217
* ING Life Insurance and Annuity Company	AIM VI Premier Equity Account	#	291,199
* ING Life Insurance and Annuity Company	AIM VI Core Equity Account	#	394,021
* ING Life Insurance and Annuity Company	ING VP Growth and Income Account	#	922,811
* ING Life Insurance and Annuity Company	Fidelity VIP Growth Account	#	1,059,039
* ING Life Insurance and Annuity Company	ING Van Kampen Equity and Income Account	#	638,085
* ING Life Insurance and Annuity Company	ING T. Rowe Price Dividend Mid Cap Growth Account	#	598,515

Funds held in insurance company general accounts:
* ING Life Insurance and Annuity Company	ING Fixed Account	#	2,656,761

Other:
* ING Life Insurance and Annuity Company	Cash equivalents	#	67,841
* Participant loans	Interest rates ranging from 4.00% to 9.50% and maturities ranging from January 2006 to April 2016		313,329

			$16,430,167

*	Party-in-interest investment.
#	Investment is participant directed; therefore, historical cost is not required.

9.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BANKFINANCIAL AND SUBSIDIARIES
ASSOCIATE INVESTMENT PLAN

Date: June 27, 2006	By:	/s/ Patricia M. Smith
	Name:	Patricia M. Smith
	Title:	Executive Vice President, Human Resources Division, BankFinancial, F.S.B.

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Crowe Chizek and Company